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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2008

                           PETROCHINA COMPANY LIMITED

                          16 Andelu, Dongcheng District
                 Beijing, The People's Republic of China, 100011
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F X Form 40-F
              ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes    No  X
        ---    ---

     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-       )
                                                 -------

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     PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K the Registrant's announcement with respect to its change of directors and supervisors, and the demise of a director.

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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this announcement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                      PetroChina Company Limited


Dated: May 16, 2008                                By:        /s/ Li Huaiqi
                                                             ------------------
                                                   Name:     Li Huaiqi
                                                   Title:    Company Secretary
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The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

                    (PETROCHINA COMPANY LIMITED COMPANY LOGO)
                              (CHINESE CHARACTERS)
                           PETROCHINA COMPANY LIMITED
               (a joint stock limited company incorporated in the
               People's Republic of China with limited liability)
                                (STOCK CODE: 857)

                                  ANNOUNCEMENT
                               DEMISE OF DIRECTOR
                       CHANGE OF DIRECTORS AND SUPERVISORS

     Reference is made to the circular and supplemental notice of annual general meeting issued by PetroChina Company Limited (the "Company") dated 28 March 2008 and 17 April 2008 respectively in relation to, among other things, the re-election and appointment of directors (the "Directors") and supervisors (the "Supervisors") of the Company.

     The board of directors (the "Board of Directors") of the Company regrets to announce that Mr Duan Wende, an executive Director of the Company, passed away on 14 May 2008 due to illness. Mr Duan had made important contribution to the Company during his tenure. The Board would like to take this opportunity to express its deepest sorrow to the departure of Mr Duan and convey its condolences to his family.

     The Board of Directors further announces that Mr Zheng Hu and Mr Gong Huazhang, both the Directors of the Company, and Mr Zhang Jinzhu, Supervisor of the Company, retired from their office as Director and Supervisor respectively with effect from 15 May 2008. Each of Mr Zheng, Mr Gong and Mr Zhang confirmed that he has no disagreement with the Board of Directors and the Company and there is no other matter in relation to their retirement that needs to be brought to the attention of the shareholders of the Company. The Board of Directors expresses its sincere gratitude to Mr Zheng, Mr Gong and Mr Zhang for their contribution to the Company during their term of office.

     At the Annual General Meeting of the Company for the year 2007 held on 15 May 2008, Mr Jiang Jiemin, Mr Zhou Jiping, Mr Wang Yilin, Mr Zeng Yukang, Mr Wang Fucheng, Mr Li Xinhua, Mr Liao Yongyuan, Mr Wang Guoliang, Mr Jiang Fan, Mr Chee-Chen Tung, Mr Liu Hongru, Mr Franco Bernabe, Mr Li Yongwu and Mr Cui Junhui were re-elected and elected as Directors and Mr Chen Ming, Mr Wen Qingshan, Mr Sun Xianfeng, Mr Yu Yibo, Mr Wu Zhipan and Mr Li Yuan were re-elected and elected as Supervisors respectively.

     Please refer to the circular and supplemental notice of annual general meeting issued by the Company dated 28 March 2008 and 17 April 2008 respectively for the biographical details and other information to be disclosed pursuant to

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the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong
Limited in relation to the appointment of Mr Jiang Jiemin, Mr Zhou Jiping, Mr Wang Yilin, Mr Zeng Yukang, Mr Wang Fucheng, Mr Li Xinhua, Mr Liao Yongyuan, Mr Wang Guoliang, Mr Jiang Fan, Mr Chee-Chen Tung, Mr Liu Hongru, Mr Franco
Bernabe, Mr Li Yongwu, Mr Cui Junhui, Mr Chen Ming, Mr Wen Qingshan, Mr Sun Xianfeng, Mr Yu Yibo, Mr Wu Zhipan and Mr Li Yuan.

     The Board of Directors further announces that Mr Wang Yawei, Mr Qin Gang and Ms Wang Shali were elected by employees of the Company on 15 May 2008 as the employee representative Supervisors at the Fourth Session of the Supervisory Committee.

     The above-mentioned employee representative Supervisors shall, together with the six Supervisors elected at the Annual General Meeting of the Company for the year 2007 held on 15 May 2008, constitute the Fourth Session of the Supervisory Committee. The biographical details of these employee representative Supervisors are as follows:

     WANG YAWEI, aged 53, is the Chairman of the Labour Union of Daqing Oil Field Co. Ltd. Mr Wang is a professor-level senior engineer and graduated as a master in petroleum and natural gas engineering from Daqing Petroleum Institute in July 2001. Mr Wang worked as the Deputy Manager of No.3 Drilling Company of Daqing Petroleum Administrative Bureau, the Secretary of the Party Committee in Daqing Energy Development Company, the Assistant to the Director-General (and concurrently the General Manager of Drilling Technology Service Company), the Deputy Director-General, the Chairman of the Labour Union and the Standing Committee Member of the Party Committee of Daqing Petroleum Administrative Bureau.

     QIN GANG, aged 54, is an employee representative of the Company's Supervisory Committee and a Senior Executive of PetroChina West-East Gas Pipeline Company. Mr Qin is a senior engineer and has nearly 35 years of working experience in China's oil and gas industry. Mr Qin has acted as a Deputy Commander of Tarim Petroleum Exploration and Development Headquarters since November 1997 and a Deputy General Manager of PetroChina Tarim Oilfield Company since September 1999. From June 2000, Mr Qin worked as the Senior Executive of Tarim Southwest Company concurrently. Since July 2002, Mr Qin has worked as an Executive and the Chairman of Labour Union of PetroChina Tarim Oilfield Company. Mr Qin became the Senior Executive and the Chairman of the Labour Union of PetroChina West-East Gas Pipeline Company since June 2007. Mr Qin was appointed as a Supervisor of the Company in November 2005.

     WANG SHALI, aged 53, is a Senior Deputy General Manager and the General Counsel of CNPC Exploration and Development Company Limited. Ms Wang is a professor-level senior economist. She received her bachelor's degree in English language and literature at the Zhengzhou University in August 1977 and her LL.M. degree at Southern Methodist University, USA in June 1987. Ms Wang has been the Chief Economist, Deputy General Manager (concurrently the Chief Economist) and Secretary of the Discipline Inspection Commission in CNPC Exploration and Development Company Limited, the Standing Deputy General Manager of PetroChina International (Nile) Co. Ltd. and Director-General of the Coordination and Management Team of Construction Projects in Sudan.

     Each of Mr Wang Yawei, Mr Qin Gang and Ms Wang Shali does not hold any directorship in other public listed companies in Hong Kong in the past three years.

                                     - 2 -
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     Each of Mr Wang Yawei, Mr Qin Gang and Ms Wang Shali does not have any relationship with any other directors, supervisors, senior management or substantial shareholders or controlling shareholder of the Company. As at the date of this announcement, each of them does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

     In relation to the election of Mr Wang Yawei, Mr Qin Gang and Ms Wang Shali as the employee representative Supervisors, there is no information to be disclosed pursuant to any of the requirements of the provisions under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor are there any other matters that need to be brought to the attention of the shareholders of the Company.

                                                        By Order of the Board

                                                      PETROCHINA COMPANY LIMITED
                                                              LI HUAIQI
                                                        Secretary to the Board
Beijing, the PRC
15 May 2008

As at the date of this announcement, the Board of Directors comprises Mr Jiang Jiemin as the Chairman; Mr Zhou Jiping, Mr Wang Yilin, Mr Zeng Yukang, Mr Wang Fucheng, Mr Li Xinhua, Mr Liao Yongyuan, Mr Wang Guoliang, Mr Jiang Fan as Directors; and Mr Chee-Chen Tung, Mr Liu Hongru, Mr Franco Bernabe, Mr Li Yongwu and Mr Cui Junhui as independent non-executive Directors.

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